UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

           ----------------------------------------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                            FOAMEX INTERNATIONAL INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   344123 10 4
                                 (CUSIP Number)

                                November 22, 1999
                      (Date of Event Which Requires Filing
                               of this Statement)

                                  Philippe Jous
                                    RUS, Inc.
                             Avenue des Pleiades 15
                                     B-1200
                                Brussels, Belgium
                          Telephone: 011 32-2-775.18.97
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                            Douglas P. Bartner, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_|      Rule 13d-1(b)
                  |X|      Rule 13d-1(c)
                  |_|      Rule 13d-1(d)

           ----------------------------------------------------------

CUSIP No.  344123 10 4

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  RUS, Inc.
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a) -------------------------------------------------------------------

|_|      (b) -------------------------------------------------------------------

(3)      SEC Use Only ----------------------------------------------------------

         -----------------------------------------------------------------------

(4)      Citizenship or Place of Organization   Delaware

Number of         (5)      Sole Voting Power   2,684,903
                                             -----------------------------------
Shares
                           -----------------------------------------------------
Beneficially      (6)      Shared Voting Power   0
                                               ---------------------------------
Owned by
                           -----------------------------------------------------
Each              (7)      Sole Dispositive Power     2,684,903
                                                  ------------------------------
Reporting
                           -----------------------------------------------------
Person            (8)      Shared Dispositive Power    0
                                                    ----------------------------
With
-------                    -----------------------------------------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person  2,684,903
                                                                      ----------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         -----------------------------------------------------------------------

         -----------------------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)
           10.7%
         -----------------------------------------------------------------------
(12)     Type of Reporting Person (See Instructions)   CO
                                                    ----------------------------

Item 1.   Issuer

          (a)      Foamex International Inc.
          (b)      1000 Columbia Avenue
                   Linwood, Pennsylvania  19061

Item 2.   Person Filing

          (a)      Name of Person Filing: RUS, Inc.
          (b) Address of Principal Business Office: Suite 1300, 1105 North Market Street, Box 8985, Wilmington, Delaware 19899
          (c)      Citizenship: Delaware
          (d) Title of Class of Securities: Common Stock, par value $.01 per share
          (e)      CUSIP Number: 344123 10 4

Item 3.   This statement is filed pursuant to ss.240.13d-1(c)

Item 4.   Ownership

          (a)      Amount Beneficially Owned: 2,684,903 shares of Common
                   Stock.
          (b)      Percent of Class: 10.7%
          (c)      Number of shares as to which the person has:
                   (i)      Sole Voting Power: 2,684,903
                   (ii)     Shared Voting Power: 0
                   (iii)    Sole Dispositive Power: 2,684,903
                   (iv)     Shared Dispositive Power: 0

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          Not Applicable.

Item 9.   Notice of Dissolution of Group

          Not Applicable.

Item 10.  Certifications

          (a)      Not Applicable.

          (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 1999

                                        RUS, INC.

                                        By /s/ Egidio Caberlin
                                           -------------------------------------
                                           Name:  Egidio Caberlin
                                           Title: Vice President